Exhibit 99.1

THIS ANNOUNCEMENT (INCLUDING THE APPENDIX) AND THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, OR INTO ANY JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER OR AN INVITATION TO ACQUIRE OR DISPOSE OF ANY SECURITIES. YOUR ATTENTION IS ALSO DRAWN TO THE IMPORTANT NOTICES AT THE END OF THIS ANNOUNCEMENT.

Summit Therapeutics plc

(“Summit”, or the “Company”)

Summit Announces a Proposed Subscription and Placing to Raise approximately $50.0 million and Notice of General Meeting

Oxford, UK, and Cambridge, MA, US, 6 December 2019—Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), a leader in antibiotic innovation, announces a proposed fundraising (the “Fundraising”) of approximately $50 million through a subscription and placing of new ordinary shares and warrants to existing investors which is subject to certain shareholder approvals being obtained and certain customary closing conditions being satisfied. The transaction includes proposals to restructure the Company’s board of directors (the “Board”) and to cancel the trading on AIM of the Company’s ordinary shares. The Company’s American Depositary Shares (“ADSs”) will remain listed on the Nasdaq Stock Market (“Nasdaq”) where one ADS represent five ordinary shares.

Highlights

Fundraising

•

$50.0 million (before expenses) to be raised through a subscription (“Subscription”) of 166,157,050 new ordinary shares of one penny each in the Company (“Subscription Shares”) and the placing (the “Placing”) of 9,221,400 new ordinary shares of one penny each in the Company (“Placing Shares”) at a subscription and placing price of 22.1 pence per new ordinary share (“Offer Price”).

•

The Subscription Shares are being subscribed for by Mr Robert W. Duggan, an existing shareholder of the Company. Upon completion of the proposed Fundraising Mr Duggan will control approximately 72.78 per cent of the Company’s enlarged share capital.

•	The Placing involves the subscription of the Placing Shares by two placees, being an existing institutional shareholder and Mr Glyn Edwards, the Company’s Chief Executive Officer and a director.

•

In addition, a total of 26,306,765 warrants (“Investor Warrants”) are proposed to be granted to the participants in the Subscription and the Placing, providing for the right to subscribe for an aggregate of 26,306,765 ordinary shares at a premium of 10 per cent. to the Offer Price.

Board Restructuring

•

It is proposed that the Board will be restructured to support preparations for the potential commercial launch of Summit’s lead product candidate, ridinilazole, for the treatment of C. difficile infection.

•

Conditional on the Fundraising being completed, Mr Robert W. Duggan, Mr Manmeet Soni, Dr Elaine Stracker and Dr Ventzislav Stefanov have been appointed as non-executive directors, and Dr Frank Armstrong, Mr Leopoldo Zambeletti and Mr David Wurzer have agreed to step down from the Board. Mr Glyn Edwards will take the role of Chairman in addition to his existing role as Chief Executive Officer (the “Board Restructuring”).

AIM Delisting

•

As a condition of the Fundraising, it is proposed that the admission of the Company’s ordinary shares to trading on AIM will be cancelled (the “AIM Delisting”). The Company’s ADSs will remain listed on Nasdaq where one ADS represents five ordinary shares.

•

The proposed AIM Delisting reflects the increasing focus of Summit’s business operations on the United States and, specifically, the Company’s plan to commercialise ridinilazole in the United States with its own specialised sales force that it plans to establish.

Use of Proceeds

•

The Directors believe that if the Fundraising is completed, the net proceeds of the Subscription and the Placing, together with the Company’s existing cash resources and funding agreements, will extend its cash runway to 31 January 2021. The Company expects to use these funds to support the following activities:

•	Ridinilazole: Continued patient enrolment into the Ri-CoDIFy Phase 3 clinical trial programme of ridinilazole for the treatment of Clostridium difficile infection.

•	Ridinilazole: Preparatory activities to support the commercial launch of ridinilazole, if approved.

•	Development of early-stage research projects using the Company’s Discuva Platform.

•	General corporate purposes.

Glyn Edwards, Chief Executive Officer of Summit, said: “ Patients need new and better antibiotics. Innovation is required to develop distinctive new drugs that address the resistance crisis without damaging our healthy microbiomes. Summit sees a huge opportunity in the antibiotic space for precision drugs targeting specific bacteria. We have great technology and people at Summit to bring forward potent antibiotics with the potential to deliver better outcomes for patients and healthcare systems.

It is great that Bob Duggan is leading this much-needed investment into Summit that will support progression of our ambitious plans, including developing ridinilazole, our precision antibiotic for the treatment of C. difficile infection. We have the opportunity to show that ridinilazole is superior to vancomycin in sustained cures of C difficile infection, is able to preserve the microbiome of patients’ and offers substantial benefits to payors by reducing costly recurrences.”

Mr Robert W. Duggan added: “Microbiome friendly treatments I believe are the future. I am delighted to be investing in, and working with, the Summit team with the goal of developing ridinilazole as the new front-line treatment option for C. difficile infection that is also kind to the microbiome of patients. I see a bright future for Summit as a public company listed on Nasdaq and I look forward to joining the board and working to deliver ridinilazole to patients.”

Shareholder Approval and General Meeting Information

The Fundraising is not being underwritten and is conditional (amongst other things) upon the passing by the Company’s shareholders (“Shareholders”) of a resolution to approve a waiver (the “Rule 9 Waiver”), which has been granted by the Takeover Panel, of certain obligations that would otherwise arise on Mr Duggan in connection with the Subscription pursuant to rule 9 of the City Code on Takeovers and Mergers (the “City Code”). Shareholder approval of this resolution and other applicable resolutions relating to the issue of the Subscription Shares, the Placing Shares and the Investor Warrants, together with the proposed cancellation of the Company’s ordinary shares to trading on AIM (collectively, the “Resolutions”) will be sought at a general meeting of the Company to be held at the offices of CMS Cameron McKenna Nabarro Olswang LLP, at Cannon Place, 78 Cannon Street, London EC4N 6AF, at 10.30 a.m. on 23 December 2019 (the “General Meeting”).

The Fundraising and the AIM Delisting are conditional (amongst other things) on the passing of all of the Resolutions by Shareholders at the General Meeting.

A circular, including notice of the General Meeting, setting out (amongst other things) further details on the Subscription, the Placing, the proposed restructuring of the Board and AIM Delisting, and the Resolutions to be proposed at the General Meeting (the “Circular”) is expected to be uploaded to the Company’s website and posted to Shareholders later today.

Application will be made to the London Stock Exchange for the new ordinary shares to be issued pursuant to the Subscription and the Placing to be admitted to trading on AIM. Subject to the satisfaction of all applicable conditions, admission of the Subscription Shares and the Placing Shares to trading on AIM is expected to occur at 8.00 a.m. on 30 December 2019.

Related Party Transaction

Robert W. Duggan is a substantial Shareholder and Glyn Edwards is a director of the Company. Both Mr. Duggan and Mr. Edwards are therefore related parties pursuant to the AIM Rules. Mr. Duggan’s participation in the Subscription and Mr. Edwards’ participation in the Placing, by way of subscription for 452,475 Placing Shares and receipt of 67,870 Investor Warrants, are deemed to be related party transactions (the “Related Party Transactions”).

The Directors (with the exception of Glyn Edwards), having consulted with Cairn Financial Advisers LLP, the Company’s nominated adviser, consider that the terms of the Related Party Transactions are fair and reasonable insofar as the Shareholders are concerned.

Important Information on Rule 9 Waiver

Mr Duggan is currently the beneficial owner of approximately 48.78% of the Company’s current issued share capital. Mr Duggan has agreed, subject, amongst other things, to the approval of the Resolutions, to subscribe for 166,157,050 Subscription Shares. This is an amount that would increase his interest in ordinary shares of the Company following completion of the Subscription and the Placing to over 50%, which, without a waiver of the obligations under Rule 9 of the City Code, would oblige Mr Duggan to make a general offer to Summit Shareholders under Rule 9 of the City Code (a “Rule 9 Offer”).

It is expected that Mr Duggan will be the beneficial owner of approximately 72.78% of the total voting rights of the Company immediately following completion of the Subscription and the Placing.

The Company has applied for a waiver of the requirements for Mr Duggan to make a Rule 9 Offer. The Takeover Panel has agreed to such a waiver, subject to the passing of a resolution in respect of the Rule 9 Waiver by a poll of independent shareholders at the General Meeting.

Accordingly, Shareholders should be aware that, following completion of the Subscription and the Placing, Mr Duggan will be beneficially interested in more than 50 per cent. of the Company’s voting share capital and will be able to increase his holdings in the Company without incurring an obligation under Rule 9 of the City Code to make a mandatory offer to the other shareholders.

The Takeover Panel has confirmed that the Company will remain subject to the Code until such time as both (1) the proposed Board Restructuring has occurred, resulting in the Company’s place of central management and control no longer being in the United Kingdom, Channel Islands and Isle of Man and (2) the Company’s shares are no longer admitted to trading on AIM. Subject inter alia to the Cancellation Resolution being approved, it is expected that the Company will no longer be subject to the Code from 24 February 2020.

For so long as both the Company’s place of central management and control is outside the United Kingdom, Channel Islands and Isle of Man and the Company’s shares are not traded on a regulated market or multilateral trading facility in the UK, the Code will not apply to the Company. Therefore in those circumstances Shareholders would not receive the protections afforded by the Code in the event there is a subsequent offer to acquire their shares in the Company.

Further information on the City Code and the implications of the AIM Delisting will be available in the Circular.

Importance of the Vote

Unless all of the Resolutions are passed by Shareholders at the General Meeting, the Fundraising will not proceed.

The Company’s existing cash and funding arrangements will be sufficient to fund the Company’s operating expenses, including the ongoing Phase 3 clinical trials of ridinilazole for the treatment of C. difficile infection, and capital expenditure requirements through to 31 January 2020. If approved and completed, the Company expects that the Fundraising will extend this runway by approximately 12 months to 31 January 2021.

If the Fundraising does not proceed, there is no certainty that the Company will have access to alternative sources of funding, and the Directors would need to consider alternative strategic options that may not be in the best interests of Shareholders including the Company entering into liquidation or administration. Furthermore, if no alternative sources of funding are available, the Company will be required to reduce its expenditures and stop its ongoing research and development activities including, amongst other things, the Phase 3 clinical trials of ridinilazole.

The directors therefore believe that the terms of the Fundraising, the proposed Board Restructuring and the AIM Delisting, are in the best interests of the Company and the Shareholders as a whole.

AIM Rule 17 Schedule 2(g) Disclosure

The following information is disclosed pursuant to AIM Rule 17 and Schedule 2(g) to the AIM Rules for Companies.

a) Mr Robert W. Duggan has held the following directorships and/or partnerships in the past five years:

Current:		Past:
Pulse Biosciences, Inc.	Blazon Corporation	Genoscience Pharmaceuticals

Genius, Inc.	Blaze-On Corporation	Pharmacyclics, Inc.

Radial Medical, Inc.	Oxstem Limited	Human Longevity, Inc.

Genuine First Aid International	Duggan Investments Inc.

Medical Distribution Industries	Robert W. Duggan Foundation

Mr Duggan’s shareholding is disclosed in paragraph 1.1 of Part III of the Circular.

b) Dr Elaine Carla Stracker has held the following directorships and/or partnerships in the past five years:

Current:	Past:
none	Genoscience Pharmaceuticals

Dr Stracker does not hold any shares or options in the Company.

c) Mr Manmeet Singh Soni has held the following directorships and/or partnerships in the past five years:

Current:	Past:
Arena Pharmaceuticals, Inc.	Genoscience Pharmaceuticals

Pulse Biosciences, Inc.

Mr Soni does not hold any shares or options in the Company.

d) Dr Ventzislav Kirilov Stefanov has not held any directorships and/or partnerships in the past five years. Dr Stefanov’s shareholding is disclosed in paragraph 2.1 of Part III of the Circular.

There is no further information to be disclosed in relation to the appointments of Dr Stracker, Mr Soni, Dr Stefanov or Mr Duggan pursuant to AIM Rule 17 or Schedule Two, paragraph (g) (i)-(viii) of the AIM Rules for Companies.

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Its new mechanism antibiotics are designed to become the new standards of care for the benefit of patients and create value for payors and healthcare providers. It is currently developing new mechanism antibiotics for infections caused by C. difficile, N. Gonorrhoeae and ESKAPE pathogens and is using its proprietary Discuva Platform to expand its pipeline. For more information, visit www.Summitplc.com.

For more information, please contact:

Summit Glyn Edwards / Richard Pye (UK office) Michelle Avery (US office)	Tel:	44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel:	+44 (0)20 7213 0880

N+1 Singer (Joint Broker) Aubrey Powell / Jen Boorer, Corporate Finance Tom Salvesen, Corporate Broking	Tel:	+44 (0)20 7496 3000

Bryan Garnier & Co Limited (Joint Broker) Phil Walker / Dominic Wilson	Tel:	+44 (0)20 7332 2500

MSL Group (US) Erin Anthoine	Tel:	+1 781 684 6652 summit@mslgroup.com

Consilium Strategic Communications (UK) Mary-Jane Elliott / Sue Stuart / Sukaina Virji Lindsey Neville	Tel:	+44 (0)20 3709 5700 summit@consilium-comms.com

This Announcement should be read in its entirety. In particular, you should read and understand the information provided in the “Important Notices” section of this Announcement. Shareholders should also read in full the Circular and Form of Proxy being sent to them; the Circular is also being made available online at www.Summitplc.com.

Expected Timetable of Principal Events

Event	Date

Announcement of the Fundraising	6 December 2019

Publication of this Document and the Form of Proxy	6 December 2019

Latest time and date for receipt of the Form of Proxy	10.30 a.m. on 19 December 2019

General Meeting	10.30 a.m. on 23 December 2019

Result of General Meeting announced via RIS	23 December 2019

Expected date of Admission and commencement of dealings in the New Ordinary Shares on AIM	8.00 a.m. on 30 December 2019

Expected date of the cancellation of admission of the Ordinary Shares to trading on AIM	7.00 a.m. on 24 February 2020

IMPORTANT NOTICES

Forward Looking Statements

Any statements in this Announcement about the Company’s future expectations, plans and prospects, including but not limited to, whether or not the Company will consummate the Subscription and the Placing and the anticipated use of proceeds from the Subscription and the Placing, the Board Restructuring, the AIM Delisting, the trading markets for the Company’s ordinary shares and ADSs, the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential of the Discuva Platform, the potential commercialisation of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the risk that the Company’s shareholders do not approve the Subscription, the Placing and the AIM Delisting, the risk that the other closing conditions to the Subscription and the Placing are not satisfied, the ability of BARDA or CARB-X to terminate the Company’s contract for convenience at any time, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2019. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this Announcement represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this Announcement.

Inside Information

This Announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (“MAR”). In addition, market soundings (as defined in MAR) were taken in respect of the Subscription and the Placing with the result that certain persons became aware of inside information (as defined in MAR), as permitted by MAR. This inside information is set out in this Announcement. Therefore, those persons that have received inside information in a market sounding are no longer in possession of such inside information relating to the Company and its securities. The person responsible for arranging for the release of this Announcement on behalf of the Company is Richard Pye, Vice President Investor Relations, Corporate Affairs and Communications.

US Securities Act

The securities to be sold in the Placing are being offered and sold pursuant to an exemption from registration under Section 4(a)(2) of the US Securities Act of 1933, as amended (the “Securities Act”) and Regulation S under the Securities Act, and the securities to be sold in the Subscription are being offered and sold pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D under the Securities Act, and in each case have not been registered under the Securities Act, or applicable US state securities laws, and accordingly may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

APPENDIX I

BACKGROUND TO THE FUNDRAISING

1. Introduction

The Company today announced that it proposes to raise approximately $50 million (before expenses) from certain investors (the “Investors”) by means of a fundraising which comprises the subscription for and the placing of (collectively referred to as the “Fundraising”), in aggregate, 175,378,450 new ordinary shares of one penny in the share capital of the Company (“New Ordinary Shares”) at a price of 22.1 pence per New Ordinary Share (the “Offer Price”). In addition, a total of 26,306,765 warrants are proposed to be granted to the Investors with each such Investor being granted the right to subscribe for approximately 0.15 ordinary shares in respect of each New Ordinary Share issued pursuant to the Fundraising (the “Investor Warrants”).

As part of the Fundraising, it is also proposed to restructure the Board and to cancel the trading on AIM of the Company’s ordinary shares.

The investor participating in the Fundraising pursuant to the subscription is Mr. Robert W. Duggan, who is currently beneficially interested in approximately 48.78 per cent of the Company’s issued share capital. Mr. Duggan has agreed, subject, amongst other things, to the approval of the Resolutions, to subscribe for 166,157,050 New Ordinary Shares raising gross proceeds of approximately $47.4 million. Following completion of the Fundraising, Mr. Duggan will be beneficially interested, in aggregate, in 244,445,255 ordinary shares representing approximately 72.78 per cent. of the Company’s enlarged share capital. Mr. Duggan will also receive 24,923,555 of the Investor Warrants.

The participants in the placing comprise an institutional shareholder and a director and Chief Executive Officer of the Company, Mr Glyn Edwards (the “Placees”). The Placees have agreed to subscribe for, in aggregate, 9,221,400 New Ordinary Shares raising gross proceeds of approximately $2.6 million. Mr. Edwards, who currently holds 383,333 ordinary shares, representing approximately 0.23 per cent. of the Company’s issued share capital has agreed to subscribe for 452,475 New Ordinary Shares raising gross proceeds of approximately £100,000. Following completion of the Fundraising, Mr Edwards will hold, in aggregate, 835,808 ordinary shares representing approximately 0.25 per cent. of the Company’s enlarged share capital. Mr. Edwards will also receive 67,870 of the Investor Warrants and the other Placee will receive the remaining balance of the Investor Warrants.

The Offer Price is equal to the trailing ten-day volume weighted average price of the ordinary shares up to and including 25 November 2019. The exercise price of each Investor Warrant is 24.3 pence, which represents a premium of 10 per cent. to the Offer Price.

Completion of the Fundraising is subject, amongst other things, to the granting of the Rule 9 Waiver in respect of Mr Duggan. Further details relating to the Rule 9 Waiver and the City Code will be contained in the Circular, to be posted to shareholders and made available via the Company’s website later today.

The Fundraising, proposed board restructuring, and cancellation of trading on AIM, are conditional, inter alia, on the passing by shareholders of all of the Resolutions to be proposed at the General Meeting to be held at 10.30 a.m. on 23 December 2019 at the offices of CMS Cameron McKenna Nabarro Olswang LLP at Cannon Place, 78 Cannon Street, London, EC4N 6AF. Notice of the General Meeting will be contained in the Circular.

2. Information on Summit

Overuse and misuse of antibiotics contribute to two serious public health issues: antimicrobial resistance, or AMR, and Clostridium difficile infection. AMR is a natural process that has allowed microbes (bacteria, viruses, fungi and parasites) to survive in their environments for millions of years. As microbes are challenged with antimicrobial substances, some microbes will be able to survive and can pass their AMR genes to other bacteria. The overuse and inappropriate use of antimicrobial medicines has increased the rate at which microbes are developing AMR.

Approximately 700,000 people die every year from antimicrobial resistant infections. According to the 2016 report, Tackling Drug-Resistant Infections Globally, chaired by Jim O’Neill, the number of deaths due to antimicrobial resistant infections is projected to rise to 10 million by 2050, a number that surpasses deaths due to cancer. The rise of AMR could render once easily treated infections untreatable and undermine physicians’ abilities to perform surgeries and other medical procedures.

The Microbiome

The human microbiome is the vast collection of microbes, including bacteria, viruses, archaea and fungi, which live on and inside human beings. Microbiomes can be found colonising different parts of the human body including the gut, skin and respiratory system. The important role that these microbiomes play in the natural protection against infection and maintenance of general well-being in human health is becoming increasingly evident, along with the consequences of what happens when a microbiome is perturbed, for example through use of antibiotics.

Summit, a Leader in Antibiotic Innovation

Summit’s goal is to become a fully integrated biopharmaceutical company focussed on the discovery, development and commercialisation of new mechanism antibiotics that are designed to target specific infections and preserve the microbiome. These targeted antibiotics are being developed with the aim of showing significant advantages over current standards of care in clinical trials and offering a compelling value proposition to payors. Through these collective efforts, Summit believes it can position its new mechanism antibiotics for commercial success and help combat the threat from antibiotic resistance by the appropriate stewardship of antibiotics in clinical use.

Ridinilazole for the Treatment of C. difficile Infection

Summit’s strategy in antibiotic development is primarily focussed on the development of ridinilazole, the Company’s novel-class, precision antibiotic for the potential front-line treatment of Clostridium difficile infection (“CDI”).

CDI is a bacterial infection of the colon that produces toxins causing inflammation of the colon and severe diarrhoea. CDI can also result in more serious disease complications, including pseudomembranous colitis, bowel perforation, toxic megacolon, sepsis and death. It is estimated that there are over one million cases of CDI annually in the United States and Europe, with CDI associated with approximately 29,000 deaths per year in the United States alone. The community of microorganisms that make up the natural gut flora microbiome is known to play an important role in protecting against CDI. Its perturbation by the use of broad-spectrum antibiotics for other infections causes CDI. The US Centers for Disease Control and Prevention (the “CDC”) classifies C. difficile as one of four bacteria that pose an urgent healthcare threat, the highest warning level.

Based on clinical trial results to date, ridinilazole selectively targets C. difficile bacteria without causing collateral damage to the gut microbiome, and therefore has the potential to be a front-line therapy that treats not only the initial CDI infection, but importantly reduces the rate of CDI recurrence.

In a Phase 2 proof of concept clinical trial called CoDIFy, ridinilazole demonstrated clinical and statistical superiority in sustained clinical response (“SCR”) over vancomycin, the current standard of care for CDI. In this trial, SCR was a combined clinical trial endpoint that measured cure of the initial infection and whether patients had not experienced disease recurrence 30 days after completing treatment. In the CoDIFy trial, ridinilazole treated patients achieved a SCR rate of 66.7% compared to 42.4% for vancomycin treated patients. Ridinilazole was also shown to be highly preserving of the microbiome compared to patients who were treated with vancomycin and experienced substantial damage to their gut microbiome. For many of the vancomycin-treated patients, this damage persisted after treatment had ended.

Ri-CoDIFy Phase 3 Clinical Trials & Enrolment Status

Ridinilazole is currently being evaluated in the Phase 3 clinical trial programme called Ri-CoDIFy that was initiated in February 2019. The RiCoDIFy trials have been designed to be similar to the Phase 2 CoDIFy trial and seek to support adoption of ridinilazole as the new standard of care treatment for CDI.

These landmark design clinical trials aim to: i) show superiority over vancomycin using a composite endpoint measuring SCR; ii) generate health economic data to help support ridinilazole’s commercial launch, if approved; and iii) undertake deep microbiome analysis that aims to show ridinilazole’s preservation of the gut microbiome.

The programme comprises two Phase 3 clinical trials that will enrol up to a total of approximately 1,360 patients with CDI. The trials are randomised and double blind with half of the patients receiving ridinilazole, and the other half receiving vancomycin. Based on progress to date on enrolment, the Phase 3 clinical trial programme remains on track to report top-line data in the second half of 2021. Initiation of enrolment and dosing commenced in February 2019. By the end of September 2019, the trial initiation phase was progressing well with trial sites in 17 countries open for enrolment, including trial sites in nine new countries opening in August and September 2019. More than half of the 300 planned clinical trial sites had been opened and patient enrolment was at 73 as of 30 September, 2019. As of 30 November 2019, over two thirds of planned clinical trial sites had been opened and patient enrolment was at 128 meaning a further 1,232 patients remain to be enrolled.    Further updates on the status of enrolment into the Ri-CoDIFy clinical trials are expected to be provided in future quarterly financial results. In addition, to support the successful completion of patient enrolment into Ri-CoDIFy,

Commercialisation Plans

Summit holds exclusive commercialisation rights for ridinilazole for all focussed in the United States. If ridinilazole receives marketing approval, Summit intends to commercialise it in the United States with its own focused, specialised sales force that it plans to establish. As of the date of this Announcement, initial commercial and medical affairs hires have been made in the US. Work to prepare for a potential launch and secure future market access for ridinilazole has begun. During the coming months, Summit plans to hire additional staff with specialist skills to support this activity.

The Company will also evaluate its options to maximise the commercial opportunity for ridinilazole in other key territories, including the potential for out-licensing to third parties, where it retains exclusive commercialisation rights, including Europe and Asia.

BARDA Contract

The ongoing clinical and regulatory development of ridinilazole is being supported by a contract with the Biomedical Advanced Research and Development Authority (“BARDA”), an agency of the United States government, which potentially provides up to $63.7 million in aggregate in non-dilutive funding. To date, total committed BARDA funding under this contract is $53.6 million, including a $9.6 million option that was exercised by BARDA in June 2019. These committed funds from BARDA are expected to be drawn down during the course of the Phase 3 clinical trials and the drug manufacturing activities required for the submission of marketing approval applications and other regulatory activities. As of 31 July 2019, a total of $30.1 million under the BARDA contract had been recognised as income by Summit.

Discuva Platform

The development of Summit’s pipeline of new classes of antibiotics is underpinned by its proprietary Discuva Platform. The platform is being used to support the development of ridinilazole by seeking to gain a greater insight into its ability to preserve the patient’s healthy microbiome. In addition, the Discuva Platform is utilised from discovery through the selection of optimised clinical candidates, to deliver potential antibiotics with new mechanisms of action and a low likelihood of drug resistance developing from their use, combined with a targeted spectrum of activity. This further supports Summit’s strategy of developing treatments that preserve the healthy functioning microbiome of patients. Current early stage research projects focus on developing new mechanism antibiotics for gonorrhoea and Enterobacteriaceae.

3. Board Restructuring

In the event that the Fundraising is completed, the Board will be restructured to support preparations for the potential launch of Summit’s lead product candidate, ridinilazole, for the treatment of CDI, should it gain marketing approval.

Mr. Robert W. Duggan, Dr. Ventzislav Stefanov, Mr. Manmeet Soni and Dr. Elaine Stracker (the “Proposed Directors”) have each been appointed as non-executive directors of the Company with effect from and conditional on Admission. Mr. Glyn Edwards, currently Chief Executive Officer, has been appointed as Chairman with effect from and conditional on Admission and will remain as Chief Executive Officer. The three current non-executive directors, Dr Frank Armstrong, Mr. David Wurzer and Mr. Leopoldo Zambeletti have agreed to resign from the Board with effect from and conditional on Admission.

Biographies for each of the Proposed Directors are set out below:

Mr. Robert W. Duggan (age 75) is a serial US based entrepreneur who has built several successful companies across different industries including biotechnology. Mr. Duggan is currently the Chief Executive Officer of Duggan Investment Inc., a private US investment firm. Mr. Duggan has served on the boards of a number of US public and private companies and he is currently chairman of the board of the Nasdaq listed company, Pulse Biosciences, Inc. He was previously a substantial shareholder in and the Chairman of the Board and Chief Executive Officer of Pharmacyclics, Inc., which was sold to AbbVie Inc., in 2015. Previously, he was the Chairman of the Board and Chief Executive Officer of Computer Motion, Inc., which later merged with Intuitive Surgical, Inc.

Dr. Ventzislav Stefanov (age 52) is an experienced pharmaceutical executive who has been involved in the commercial launch and marketing of drug products, including a number of antibiotics, across Europe having held positions with Bayer, Merck Sharp & Dohme, AstraZeneca and Eli Lilly. Dr. Stefanov is currently a healthcare investor and independent consultant who provides advice, including to Duggan Investments Inc, on the therapeutic and commercial prospects of marketed and investigational antibiotics. Dr. Stefanov received his MD degree from the Medical University in Sofia, Bulgaria.

Dr. Elaine Stracker (age 59) has over 20 years of legal experience for Fortune 500 and start-up life science companies. She currently serves as General Counsel and Senior Vice President for Corporate Development at Maky Zanganeh & Associates Inc., where she assists with due diligence, intellectual property, financings, transactional matters, HR, compliance, litigation, operations and overall strategy development. Previously, Dr Stracker served as General Counsel at Indigo Ag. and at Pharmacyclics, and has held various senior legal counsel positions at Medtronic Inc., Gilead Sciences Inc. Merck & Co., Inc. and Molecular Probes, Inc. (acquired by Invitrogen, Inc.). Dr. Stracker earned both a Bachelor’s degree in chemistry and a Doctor of Philosophy degree in organic chemistry from the University of California, Davis. In addition, she earned a Juris Doctorate degree from the Boalt School of Law at the University of California.

Mr. Manmeet Soni (age 42) has extensive experience in transitioning biotechnology companies from development stage through commercialisation and globalisation. He is currently the Chief Financial Officer and Executive Vice President of Reata Pharmaceuticals, Inc. where he is responsible for overall global functions of finance, tax, treasury, internal audit, information technology, investor relations, corporate communication and strategy functions. He has served as the Chief Financial Officer of several publicly-listed life science companies, including Pharmacyclics, Inc. (acquired by Abbvie, Inc. in 2015), Ariad Pharmaceuticals Inc. (acquired by Takeda Inc. in 2017), Alnylam Pharmaceuticals, Inc. is Mr. Soni currently serves on the board of Arena Pharmaceuticals, Inc. and Pulse Biosciences, Inc. He is a certified public accountant and chartered accountant from India and received his Bachelor of Commerce from Hansraj College, Delhi University, India.

4. Maky Zanganeh & Associates Consultancy Agreement

On 6 December 2019, in connection with the Subscription, the Company entered into a consulting agreement (the “Consulting Agreement”) with Maky Zanganeh & Associates, Inc. (“MZA”), an executive management and consulting firm that specializes in the life sciences industry. The Consulting Agreement with MZA is expected to provide support for clinical operation activities related to the Company’s ongoing global Phase 3 clinical trials of ridinilazole for the treatment of CDI, regulatory activities pertaining to a potential new drug application should the Phase 3 clinical trials be successful and strategic planning support more generally for the ridinilazole program.

Under the terms of the Consulting Agreement, a monthly consultancy fee of $75,000 will be payable by the Company to MZA, and the Company will grant MZA a warrant to acquire up to 16,793,660 Ordinary Shares of the Company (the “Consultant Warrant”). The exercise price of the Consultant Warrant will be 22.1 pence per ordinary share. The Consultant Warrant will vest on a quarterly basis over three years from Admission and have a term of ten years.

5. AIM Delisting

It is proposed as part of the Fundraising to seek to cancel admission of the ordinary shares to trading on AIM (the “AIM Delisting”). This proposal reflects the increasing focus of the Company’s business operations to the United States, and specifically Summit’s strategy to commercialise ridinilazole in the United States with its own focused, specialised sales force it plans to establish.

It is the belief of the Directors that the AIM Delisting has the following potential benefits for the Company and the shareholders by:

•	enhancing the liquidity of trading in the ordinary shares by consolidating all transactions onto a single exchange, Nasdaq;

•	simplifying the Company’s regulatory and corporate governance compliance by not having to adhere to two differing sets of market regulations and corporate governance rules; and

•	reducing the administrative costs of maintaining a dual-listing.

The AIM Delisting requires the approval of a resolution by shareholders at the General Meeting. The Fundraising will only proceed if this AIM Delisting resolution, as well as the other resolutions are approved by shareholders.

Should shareholders approve the AIM Delisting, the final day of trading on AIM of the ordinary shares is expected to be 21 February 2020. On that basis, the AIM Delisting would take effect at 7.00 a.m. on 24 February 2020. Thereafter, ordinary shares will continue to be capable of being held and transferred in certificated form, but there will be no public market in the UK on which shareholders will be able to trade ordinary shares.

6. Action to be Taken

A notice convening the General Meeting, to be held at the offices of CMS Cameron McKenna Nabarro Olswang LLP at Cannon Place, 78 Cannon Street, London EC4N 6AF at 10.30 a.m. on 23 December 2019, will be included in the Circular which is expected to be posted to shareholders and uploaded to the Company’s website later today .

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